

September 26, 2013

Via E-mail
Mr. Michael Stanford
Chief Executive Officer
Jameson Stanford Resources Corporation
10785 West Twain Ave. Suite 200
Las Vegas, NV 89135

      Re: Jameson Stanford Resources Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed April 16, 2013
             File No. 000-54405

Dear Mr. Stanford:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ James Lopez (for)

                    John Reynolds
                    Assistant Director